As filed with the Securities and Exchange Commission on November 23, 1999.  Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION

Form S-3

REGISTRATION STATEMENT UNDER
THE SECURITIES ACT OF 1933

Northern States Power Company

(Exact name of registrant as specified in its charter)

MINNESOTA (State or other jurisdiction of incorporation or organization)	41-04-48030 (I.R.S. Employer Identification No.)

414 Nicollet Mall, Minneapolis, Minnesota 55401

(612) 330-5500
(Address, including zip code, and telephone number, including area code, of principal executive offices)

EDWARD J. MCINTYRE Vice President and Chief Financial Officer Northern States Power Company 414 Nicollet Mall, Minneapolis, Minnesota 55401 (612) 330-7712	JOHN P. MOORE, JR. Vice President and Corporate Secretary Northern States Power Company 414 Nicollet Mall, Minneapolis, Minnesota 55401 (612) 330-7550
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copy To:

PETER D. CLARKE
Gardner, Carton & Douglas
321 North Clark Street, Chicago, Illinois, 60610
(312) 245-8685

Approximate date of commencement of proposed sale to the public:

From time to time after the effective date of this registration statement.

     If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box.  [   ]

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box.  [X]
     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  [   ]
     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  [   ]
     If delivery of this prospectus is expected to be made pursuant to Rule 434, please check the following box.  [   ]

CALCULATION OF REGISTRATION FEE

		Proposed	Proposed
		maximum	maximum	Amount of
Title of each class of securities to be	Amount to be	offering price	aggregate	registration
registered	registered	per unit	offering price	fee

Common Stock (par value $2.50 per share)	1,600,000	$20.625	$33,000,000	$9,174

(1)	These amounts are estimates made solely for the purpose of determining the registration fee pursuant to Rule 457(c), and are based on the average of the high and low prices of the Common Stock as reported by The Wall Street Journal as New York Stock Exchange Composite Transactions for November 18, 1999.

     The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

      The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED NOVEMBER 23, 1999

PROSPECTUS

NSP LOGO

Northern States Power Company

414 Nicollet Mall
Minneapolis, Minnesota 55401
(612) 330-7550

Dividend Reinvestment and Stock Purchase Plan

Common Stock
($2.50 par value)

        Our Dividend Reinvestment and Stock Purchase Plan provides our common and preferred shareholders, employees and customers with a convenient method of purchasing shares of our common stock without payment of any brokerage commission or service charge. In addition, if you are an individual of legal age residing in Minnesota, North Dakota, South Dakota, Wisconsin or Michigan, you may become a shareholder and a participant in the plan if you make a minimum initial investment of $100.00. If you are a participant in the plan, you may purchase additional shares of common stock by reinvesting dividends and/or making cash payments. If you are an employee of the Company, you may also participate through payroll deduction.

      If you are a beneficial owner of shares held by a broker or other custodial institution for your account, you may participate in the plan if your broker has established procedures that permit its customers to participate in plans such as ours. If you are not a shareholder, employee or customer of the Company and you do not reside in Minnesota, North Dakota, South Dakota, Wisconsin or Michigan, you may participate only after you become a shareholder by purchasing our common or preferred stock through an independent broker.

      The shares issued under the plan may be either new issue common stock or common stock purchased on the open market. New issue common stock will be purchased from the Company at the current market price on the investment date. The price of common stock purchased on the market will be the weighted average price at which shares are actually purchased.

Neither the securities and exchange commission nor any state securities commission has approved or disapproved these securities or passed upon the accuracy or adequacy of this Prospectus. Any representation to the contrary is a criminal offense.

The date of this Prospectus is                .

ABOUT THIS PROSPECTUS

      This Prospectus is part of a registration statement that we filed with the SEC. Under this process, we may, from time to time over the next several years, sell up to 1,600,000 shares of our common stock. This Prospectus provides you with a general description of the common stock we may offer. You should read this Prospectus together with additional information described under the heading “WHERE YOU CAN FIND MORE INFORMATION.”

      We believe we have included all information material to investors but certain details that may be important for specific investment purposes have not been included. To see more detail, you should read the exhibits filed with this registration statement.

WHERE YOU CAN FIND MORE INFORMATION

      We file annual, quarterly and special reports, proxy statements and other information with the SEC. Our SEC filings are available to the public over the Internet at the SEC’s web site at http://www.sec.gov. You may also read and copy any document we file at the SEC’s public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room.

      The SEC allows us to “incorporate by reference” the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filing made with the SEC under Sections 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act of 1934 until we sell all of the securities.

•	The Company’s Annual Report on Form 10-K for the year ended December 31, 1998;

•	The Company’s Quarterly Reports on Form 10-Q for the quarters ended March 31, 1999, June 30, 1999 and September 30, 1999; and

•	The Company’s Current Reports on Form 8-K dated March 24, 1999, March 26, 1999, April 6, 1999, April 23, 1999, June 24, 1999, June 28, 1999, July 15, 1999, July 21, 1999, July 27, 1999, September 14, 1999, October 14, 1999 and November 8, 1999.

      You may request a copy of these filings at no cost, by writing or telephoning us at the following address:

     Corporate Secretary

     Northern States Power Company
     414 Nicollet Mall
     Minneapolis, MN 55401
     (612) 330-7550

      You should rely only on the information incorporated by reference or provided in this Prospectus. We have not authorized anyone else to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information in this Prospectus is accurate as of any date other than the date on the front of those documents.

NSP LOGO

      Northern States Power Company, a Minnesota corporation (the “Company”), is an operating public utility engaged in the generation, transmission and distribution of electricity in Minnesota, North Dakota and South Dakota. The Company also distributes natural gas in Minnesota, North Dakota, South Dakota and Arizona. Through our wholly-owned subsidiary, Northern States Power Company, a Wisconsin corporation, we also engage in the generation, transmission and distribution of electricity and the distribution of natural gas in Wisconsin and Michigan.

      Of the approximately 3.4 million people served by the Company and NSP-Wisconsin, the majority are concentrated in the Minneapolis-St. Paul Metropolitan area. In 1998, the Company and NSP-Wisconsin derived about 63 percent of their combined electric retail revenue from sales in the Minneapolis-St. Paul Metropolitan area and about 53 percent of their gas revenues from sales in the St. Paul area. The Company’s and NSP-Wisconsin’s combined electric generation for 1998 was provided for by coal (60%), nuclear (35%), and renewable and other fuels (5%). The Company currently operates three nuclear units that were placed in service in 1971, 1973 and 1974. The Company has no additional nuclear units under construction.

      The Company’s other primary subsidiaries include:

•	NRG Energy, Inc., which operates and owns interests in independent, non-regulated power and energy businesses in the United States and other countries.

•	Viking Gas Transmission Company, which owns and operates a 500-mile interstate natural gas pipeline providing gas transportation services to customers in the Upper Midwest from connections with three major pipelines in the United States and Canada.

•	Eloigne Company, which owns interests in affordable housing projects, principally within the Company’s service territory.

•	Energy Masters International Inc., which delivers natural gas and electric products and services to commercial and industrial customers, utilities, municipalities and energy marketers, and offers performance contracting to customers nationwide.

•	Seren Innovations, which builds communication networks to deliver telephone, cable TV and high speed Internet and data services.

      The Company and its subsidiaries collectively are referred to herein as NSP.

      NSP reported assets of $7.4 billion as of December 31, 1998, and revenues of approximately $2.8 billion, operating income of $364 million and earnings per common share from ongoing operations of $1.84 for the year ended December 31, 1998. For this same period, the earnings (loss) contributions of NRG, Eloigne and Energy Masters were $.28, $.04 and $(.05) per common share.

      The Company was incorporated in 1909 under the laws of Minnesota.

PROPOSED MERGER

      We have entered into an Agreement and Plan of Merger with New Century Energies, Inc., a Delaware corporation (“NCE”), dated as of March 24, 1999 (the “Merger Agreement”), providing for a strategic business combination of the two companies. Pursuant to the Merger Agreement, NCE will be merged with and into NSP, with NSP as the surviving corporation in the merger (the “Merger”). The combined company will be called Xcel Energy. In the Merger, each share of New Century Energies will be converted into the right to receive 1.55 shares of common stock of Xcel Energy. NSP common and preferred shares will remain outstanding after the Merger on a one-for-one basis as shares of Xcel Energy.

      The Merger was approved by the shareholders of both NSP and NCE on June 28, 1999. Consummation of the Merger is subject to the satisfaction or waiver of certain closing conditions, including, among others, the receipt of government and other authorizations. The Merger is expected to take from 12 to 18 months from the date of the Merger Agreement to complete.

      Additional information concerning the Merger and the Merger Agreement, including pro forma combined financial information, is included in our Current Report on Form 8-K dated April 23, 1999, our proxy statement dated May 19, 1999, and in our Quarterly Report on Form 10-Q for the quarter ended September 30, 1999 filed with the Commission and incorporated by reference into this Prospectus.

DESCRIPTION OF THE PLAN

      The following is a summary of the Plan:

DIVIDEND REINVESTMENT AND STOCK PURCHASE PLAN

      The purpose of the Plan is to provide our shareholders, employees and customers with a convenient method of purchasing our common stock and of systematically increasing their ownership interest in the Company without paying any brokerage commissions or service charges. The Plan also offers other individuals of legal age residing in Minnesota, North Dakota, South Dakota, Wisconsin or Michigan an opportunity to become shareholders of the Company by enrolling in the Plan.

1.  HOW TO ENROLL

      If you are eligible, you may join the Plan at any time by completing an authorization form and returning it to us. You may obtain an authorization form by sending a written request to Northern States Power Company, Shareholders Department, 414 Nicollet Mall, Minneapolis, Minnesota 55401, or by calling us at (612) 330-5560.

2.  PARTICIPATION

      If you are already a holder of record of Company common or preferred stock or a beneficial owner of Company common or preferred stock held by a broker or other custodial institution that has established procedures which permit you to participate in the Plan, you are eligible to become a participant in the Plan.

      If you are already a participant under the Plan, you are not required to re-enroll. However, you must contact the Company’s Shareholders Department to request any changes in participation.

      If you are a customer or employee of the Company or an individual of legal age residing in Minnesota, North Dakota, South Dakota, Wisconsin or Michigan, you are also eligible to become a participant in the Plan if you make an initial investment of at least $100 and complete the appropriate authorization form. A maximum of $10,000 may be initially invested in the Plan.

3.  HOW THE PLAN WORKS

      You can reinvest dividends paid on full and fractional shares to acquire additional shares under the Plan. You also may make optional cash payments of a minimum of $25 per payment up to a $10,000 maximum per calendar quarter to purchase stock. If you are an employee of the Company, you may authorize payroll deductions to purchase shares.

      Shares purchased with reinvested dividends, optional cash payments and employee payroll deductions are held by the Plan until you request issuance of a share certificate. Dividends paid on shares held by the Plan will be automatically reinvested. You can also choose to reinvest all, a portion, or none of the dividends earned on your certificated shares of common and/or preferred stock.

      You will not pay any brokerage fees, commissions or service charges in connection with the Plan. All administrative service fees will be borne by the Company. If you have 25 or less shares credited to your Plan account you can request termination and a sale of all your Plan shares through the Company.

      Full investment of funds will be made on your behalf. Fractions of shares, as well as full shares, will be credited to your account. Regular Statements of Account will provide simplified record keeping.

      You can deposit common stock certificates for shares acquired through the Plan or otherwise under the Share Deposit feature of the Plan.

4.  HOW INVESTMENTS ARE MADE

      Shares may come either from authorized but unissued common stock (“new issue common stock”) or from purchases of common stock of the Company made on any securities exchange where the shares are traded, in the over-the-counter market or in negotiated transactions. We will decide when the Plan will purchase new issue common stock or when common stock will be purchased on the open market. For open market purchases, First Trust National Association (the “NSP Agent”) will act as purchasing agent. As of the date of this Prospectus, shares of common stock purchased for participants under the Plan are being purchased from the Company as new issue common stock. We will not change our determination to use new issue common stock or purchase shares on the open market more than once in any twelve-month period. You will be notified of any change in the source of shares.

      You can acquire shares in the following manner:

     Dividend Reinvestment

Dividends may be reinvested to purchase either new issue common stock or common stock on the open market. Common and/or preferred stock dividends used to purchase new issue common stock will be invested on the 20th day of each dividend payment month, being: January, April, July, and October, if that date is a New York Stock Exchange trading day, or the first succeeding date the New York Stock Exchange is open for trading during those months. Common and/or preferred stock dividends will normally be used by the NSP Agent to purchase common stock on the open market within 10 business days of the payment of a dividend, depending on market conditions. Dividends on shares held by the Plan will always be reinvested.

You can authorize full or partial reinvestment of dividends on certificated shares. To change participation to allow receipt of a dividend from certified shares in cash, instead of automatically reinvesting that dividend, the Company’s Shareholders Department must receive a written request on or before the record date established for the particular dividend. If the request is received after the record date, the change will begin with the next dividend.

     Cash Investment Option — Optional Cash Payments

You may, at any time, send checks or money orders only (made payable in U.S. dollars drawn on a U.S. bank) to make cash investments in the Plan. Checks and money orders must be made payable to “NSP Agent”. You may vary cash investments from a minimum of $25 per payment up to a maximum of $10,000 per calendar quarter.

We will process all payments on the date they are received. Payments post-dated to the last business day of the month and received on or before that date will be accepted. Payments received after the last business day of the month will be processed and invested on the next investment date for optional cash payments. No interest will be paid on funds being held by us or the NSP Agent.

Cash payments are invested monthly and must be received by the last business day of the month to be invested in the next month. Cash payments will be used to purchase either new issue common stock or common stock purchased on the open market, as we determine.

Cash payments used to purchase new issue common stock will be invested on the 10th day of each month, if that date is a New York Stock Exchange trading day, or the first succeeding date the New York Stock Exchange is open for trading. Cash payments used to purchase common stock on the open market will normally be purchased by the NSP Agent within 10 business days after the last business day of the previous month.

To be eligible for quarterly dividends on shares purchased with cash investments, cash payments must be received by the last business day of January, February, April, May, July, August, October and November. Shares purchased with cash payments received in March, June, September and December will not be eligible for that quarter’s dividend.

You can request a refund of the current month’s cash payment by sending a written request to our Shareholders Department. The request must be received on or before the last business day of the month. Payments that are rejected by us will be returned to participants as promptly as practicable.

     Payroll Deduction

If you are an employee who participants in the Plan, you may authorize payroll deductions to purchase shares under the Plan. Deductions may be made in addition to reinvestment of dividends and optional cash payments. The combined total of payroll deductions and optional cash payments may not exceed $10,000 in any calendar quarter. The minimum monthly payroll deduction is $25.

You can obtain a Payroll Deduction form from the Shareholders Department. You may change or terminate payroll deductions at any time by completing a new Payroll Deduction Authorization form. The commencement, change or termination will become effective as soon as practicable after receipt of the authorization form.

     Price

The price per share of new issue common stock will be the current market price of common stock as determined by us on the basis of the average of the closing prices of common stock as reported by The Wall Street Journal as New York Stock Exchange Composite Transactions on the five trading days prior to the applicable investment date.

The price of shares purchased for the Plan on the open market will be the weighted average price at which common stock is actually purchased.

We have no basis for estimating either the number of shares that will be purchased under the Plan or the prices at which shares will be purchased. You should be aware that since investment prices are determined as of specified dates, you may lose any advantages otherwise available from being able to select the timing of your investment.

5.  STATEMENTS OF ACCOUNT

      We will maintain an account for each Plan participant and will send Statements of Account to each participant as soon as practicable after each quarterly dividend reinvestment and each monthly cash investment. The Statements detail dividends, cash payments, number of shares, price per share, taxable dividend income and total number of accumulated shares. These Statements will provide you with records of your purchases and should be retained for tax purposes.

6.  CERTIFICATES FOR SHARES

      Normally, certificates for Plan shares are not issued to you unless requested. Instead, the shares are credited to your Plan account and are shown on the Statements of Account. This protects against loss, theft or destruction of stock certificates, and reduces our administrative costs.

      You can, however, request stock certificates for any number of full shares credited to your Plan account. There is no charge for this service. A written request must be made to our Shareholders Department by completing the back side of the account correspondence stub attached to the Statements of Account or by submitting a written request. A separate request must be made for each certificate requested specifying the number of full shares to be issued. Requests are processed as soon as practicable after receipt. Generally, the certificates are issued within 10 business days after we receive the request. Any remaining full and fractional shares will continue to be credited to your account. Certificates for fractional shares will not be issued under any conditions.

      We reserve the right to suspend our policy of issuing certificates, other than upon termination or partial withdrawal from the Plan, at any time.

     Registration of Share Certificates

Certificates can be registered and issued in names other than your name subject to compliance with any applicable laws. To do this, you must complete an “Assignment Separate from Certificate” form and return it to our Shareholders Department. This form must bear your signature with the signature guaranteed by an eligible financial institution. Assignment forms can be obtained from our Shareholders Department.

If you want shares issued or a transfer to be effective for a particular dividend payment, the appropriate form must be received at least five days before the record date established for that dividend.

Shares credited to your account may not be pledged and may not be assigned, except to another Plan account. To pledge or assign shares, you must make a written request for certificates to be issued.

     Deposit of Common Stock Certificates into the Plan

You can deposit any certificates for common stock of the Company into the Plan, whether such certificates were issued under this Plan or otherwise, at no cost. To take advantage of this feature, you must send certificates for common stock to our Shareholders Department with a completed “Share Deposit Letter of Transmittal” form which you can obtain from our Shareholders Department. Shares of Common Stock represented by such certificates are credited to your account under the Plan and dividends on these shares are automatically reinvested in the same manner as Plan shares. Certificates for Preferred Stock of the Company are not eligible for deposit.

We strongly recommend that registered or certified mail be used, along with adequate insurance, should you choose to deposit certificates. However, the method used to submit certificates to the Company is at your option and risk. You should not endorse the certificates.

7.  HOW TO MAKE A CHANGE IN PARTICIPATION

      Any change in enrollment in the Plan or any change in the manner of participation in the Plan is considered a change in participation. For example, since dividends on Plan shares are always automatically reinvested, a request to issue a stock certificate to receive such dividends in cash is considered a change in participation. You may make this or any other change in participation by completing the appropriate information on the back side of the account correspondence stub attached to the Statements of Account or by sending a separate written request to our Shareholders Department. The request must indicate the number of shares affected by any change and provide instructions on the new method of participation.

8.  HOW TO TERMINATE PARTICIPATION

      You may terminate participation at any time by submitting the appropriate information on the back side of the account correspondence stub attached to the Statements of Account or by submitting a separate written request to our Shareholders Department.

      When you terminate your participation or if we terminate the Plan, stock certificates for full shares credited to your Plan account will be issued and mailed directly to you along with a check covering the value of any fractional shares. The fractional share check amount is based on the closing market price of the common stock on the day before the day the termination request is processed. For income tax purposes, the amount of the fractional share check is taxable and is reported accordingly.

      A request for termination will be processed as soon as practicable after receipt. A stock certificate for full shares and a check for the value of the fractional share will normally be mailed within 10 days after receipt of the request, unless the request is received during a dividend month, in which case the stock certificate and check for the value of the fractional share will be mailed by the end of the month. If the request to terminate is received by the 15th day of a dividend payment month, being: January, April, July and October, the dividend that would have been reinvested in the Plan will be paid directly to you in cash as soon as practicable. Any cash payments waiting for investment will be returned as soon as practicable. Any subsequent dividends, if applicable, will be paid in cash.

      To cancel payroll deductions, you must complete a Payroll Deduction Authorization form. Forms can be obtained from our Shareholders Department.

     Selling Plan Shares

To terminate participation and sell Plan shares (except if you have 25 or less shares as explained below), you must send a written request to the Shareholders Department specifying that a stock certificate be issued to you and indicating the number of Plan shares to be issued in certificated form. You can then sell the certificated shares through a stockbroker or to another buyer.

If you wish to terminate and have 25 or less shares credited under the Plan, you may sell all, but not less than all, your Plan shares through the Company, without the issuance of a certificate and without payment of a brokerage fee. You must submit a request for a sale of 25 or less shares by completing the information on the back side of the account correspondence stub attached to the Statements of Account or by submitting a separate written request to the Shareholders Department. Unless the shares are needed to meet Plan requirements, we will place a sale order for such shares with a fiduciary institution selected by us within 10 days after receipt. If the shares being sold by you are needed to meet Plan requirements, those shares will be purchased by the Plan. In either case, you will receive the proceeds of the sale, less any backup withholding tax, within 10 days after the sale. The price of the Plan shares being sold will be the market price of the common stock on the day of the sale.

After termination, you can re-enroll in the Plan by completing the appropriate authorization form. However, we reserve the right to reject any enrollment forms on the grounds of excessive joining and termination. Such reservation is intended to minimize unnecessary administrative expense and to encourage use of the Plan as a long-term investment service.

9.  OTHER INFORMATION

     Stock Splits

Should we declare a stock split, the number of additional shares you receive will be based on the number of shares in your Plan account. Additional full and fractional shares that result from a stock split will be credited to your Plan account. Stock split shares issued with respect to certificated shares held by you will be mailed directly to you in the same manner as to shareholders who are not participating in the Plan.

     Voting at the Annual Meeting of Shareholders

We will vote the shares participating in the Plan (those certificated and those credited to a Plan account) in accordance with your signed proxies, or you can vote in person at the annual meeting.

     Proceeds from the sale of new issue common stock

Proceeds received from the sale of new issue common stock will be used for general corporate purposes.

     Company Responsibility in Administering the Plan

In administering the Plan, we are not liable for any good faith act or omission to act, including, without limitation, any claim of liability (a) arising out of failure to terminate participants’ accounts upon death prior to receipt of notice in writing of such death; (b) with respect to the prices at which the shares are purchased or sold and the time such purchases or sales are made; or (c) as to the value of the shares acquired for participants. We reserve the right to interpret and regulate the Plan as we deem desirable or necessary in connection with the Plan’s operation.

We will have no responsibility beyond the exercise of ordinary care for any action taken or omitted pursuant to the Plan nor will we have any duties or responsibilities except those expressly stated in this prospectus.

You should recognize that neither the Company nor the NSP Agent can assure you of a profit or protect you against a loss on shares purchased or sold by you under the Plan.

     Company’s Right to Terminate the Plan

While we expect to continue the Plan indefinitely, we reserve the right to suspend or terminate the Plan at any time. We reserve the right to terminate your Plan account if you are unwilling to abide by the rules and provisions of the Plan. We also reserve the right to make modifications to the Plan. Any such suspension, termination or modification will be announced to you in advance.

10.	FEDERAL INCOME TAX INFORMATION

      The information set forth below is only a summary and does not claim to be a complete description of all tax consequences of participation in the Plan. The description may be affected by future legislation, IRS rulings and regulations, or court decisions. This summary only addresses tax consequences to you if you are a United States resident or citizen holding the stock as a capital asset. This summary does not address all the consequences that may be relevant to you based on your individual circumstances. Accordingly, you should consult with your own tax advisors with respect to the federal, state, and local and foreign tax consequences of participation in the Plan.

What are the federal income tax consequences of participation in the Plan?

      For tax purposes, your reinvested dividends are treated in the same manner they would have been treated had you received them in cash on the applicable dividend payment date. In addition, brokerage commissions paid by us for you if shares are acquired through open market transactions are treated as taxable dividend income and are reported accordingly.

      You will not realize any taxable income when stock certificates for full shares are issued from your Plan account. However, you will realize gain or loss when the shares are sold either at your request through the Company or by you after certificates have been issued. The amount of the gain or loss is the difference between the amount you receive for the shares and the cost basis of the shares. In addition, if you terminate participation, you will realize gain or loss upon receipt of the check covering the value of the fractional share. Any gain or loss will be long term capital gain or loss if you have held the shares, including the time they are held for you in the Plan, for more than 1 year.

How will you be notified of your taxable dividend income?

      We will report the dividend income to you and to the IRS on Form 1099-Div. The brokerage commission paid by us will be included as dividend income. When your Plan account is terminated and shares are sold through us, we will also report the proceeds from the sale to you and to the IRS on Form 1099-B.

What is the federal tax basis of Plan shares?

      The tax basis of your Plan shares acquired after 1985 is equal to your purchase price as indicated on your statements.

      The tax basis of your shares acquired under the Plan in calendar years 1982 through 1985 will depend on whether you excluded reinvested dividends up to $750 ($1,500 in the case of a joint return) per tax year under certain provisions of the Economic Recovery Tax Act of 1981. If you excluded qualified dividends, the tax basis for the resulting shares will be zero. If you did not exclude the dividends, the tax basis will be the purchase price as indicated on your statements.

How does the Company invest and report dividends subject to federal backup withholding or foreign tax withholding?

      We will invest an amount equal to the dividends less the amount of tax withheld. The net dividend will purchase shares. The Statements sent to participants subject to tax withholding will not indicate the amount of tax withheld, but will show the net dividend reinvested by us. For IRS reporting purposes, the amount of the dividend withheld will be included in the dividend income of participants subject to backup withholding or foreign participants subject to foreign withholding.

11.  EXPERTS

      The consolidated financial statements incorporated in this Prospectus by reference to the Annual Report on Form 10-K of Northern States Power Company for the year ended December 31, 1998, have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

      The consolidated balance sheets of New Century Energies and subsidiaries as of December 31, 1998 and 1997, and the related consolidated statements of income, shareholders’ equity, and cash flows for each of the three years in the period ended December 31, 1998, and schedule incorporated by reference in this prospectus have been audited by Arthur Andersen LLP, independent public accountants, as set forth in their report. The financial statements and supporting schedule referred to above have been included herein in reliance upon the authority of that firm as experts in giving said report.

12.  LEGAL OPINION

      A legal opinion in connection with shares issued under the Plan was rendered by Gary R. Johnson, Vice President and General Counsel of the Company. Mr. Johnson is the beneficial owner of 82,249 shares of the Company’s common stock.

13.  INDEMNIFICATION

      The Company’s Bylaws contain provisions for indemnification of our directors and officers consistent with the provisions of Section 302A.521 of the Minnesota Statutes. The Company’s Restated Articles of Incorporation also contain provisions limiting the liability of our directors in certain instances.

      Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling the registrant pursuant to the foregoing provisions, we have been informed that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Act and is therefore unenforceable.

14.  ADDITIONAL INFORMATION

      For further information and assistance please write:

Northern States Power Company

          Shareholders Department
          414 Nicollet Mall
          Minneapolis, MN 55401

      or call: 330-5560 from the Minneapolis-St. Paul area; or 1-800-527-4677 toll-free from other locations.

DESCRIPTION OF COMMON STOCK

General

      The capital stock of the Company consists of two classes: common stock, par value $2.50 per share (350,000,000 shares currently authorized of which 154,341,721 shares were outstanding as of October 31, 1999); and preferred stock, par value $100 per share (7,000,000 shares authorized, of which the following series were outstanding as of October 31, 1999: $3.60 Series — 275,000 shares; $4.08 Series — 150,000 shares; $4.10 Series — 175,000 shares; $4.11 Series — 200,000 shares; $4.16 Series — 100,000 shares; and $4.56 Series — 150,000 shares). If the merger with New Century Energies is completed, the combined company’s charter will authorize one billion shares of common stock, approximately 330 million of which would have been outstanding after the merger if it had occurred on March 24, 1999. The Board of Directors is authorized to provide for the issue from time to time of preferred stock in series and, as to each series, to fix the designation, dividend rates and times of payment, redemption price, and liquidation price or preference as to assets in voluntary liquidation. Cumulative dividends, redemption provisions and sinking fund requirements, to the extent that some or all of these features are or may be present when preferred stock is issued, could have an adverse effect on the availability of earnings for distribution to the holders of the common stock or for other corporate purposes.

      The statements under this caption, except as otherwise indicated, are summaries of certain provisions of the Restated Articles of Incorporation of the Company as amended. These summaries are not complete. We have filed our Restated Articles of Incorporation as an exhibit to this registration statement.

Dividend Rights

      Before we can pay any dividends on the common stock, the holders of our preferred stock are entitled to receive their dividends at the respective rates provided for the shares of their series. In addition, we may not, except in certain limited circumstances, declare or pay any dividends on the common stock if we have deferred payment of interest on our Junior Subordinated Debentures that were issued in connection with the Trust Originated Preferred Securities (TOPrS) issued and sold by our subsidiary trust, NSP Financing I.

Limitations on Payment of Dividends on and Acquisitions of Common Stock

      So long as any shares of preferred stock are outstanding, dividends (other than dividends payable in common stock) or distributions on, or acquisitions for value of common stock

•	may not exceed 50% of net income for a prior twelve-month period, after deducting dividends on any preferred stock during the period, if the sum of the capital represented by the common stock, premiums on capital stock (restricted to premiums on common stock only by SEC orders), and surplus accounts is less than 20% of the sum of the total capital, premiums on capital stock, surplus accounts and long-term debt,

•	may not exceed 75% of net income for such twelve-month period, as adjusted, if such capitalization ratio is 20% or more but less than 25%, and

•	if such capitalization ratio exceeds 25%, such dividends, distributions or acquisitions may not reduce such ratio to less than 25% except to the extent permitted by the provisions described in the above two bullet points.

      In our Trust Indenture dated February 1, 1937, as supplemented (the “Trust Indenture”), securing our First Mortgage Bonds, we have agreed that the sum of

•	all dividends and distributions on the common stock after September 30, 1954 (other than in common stock), and

•	the cost of all shares of common stock acquired by us after that date will not exceed the sum of (a) the earned surplus of the Company and certain of our former subsidiary companies consolidated, at September 30, 1954, and (b) the net income earned after September 30, 1954, after adjusting for all preferred stock dividends after that date and all proper charges and credits to earned surplus made after that date. In computing net income for this purpose, if 15% of the consolidated gross operating revenues of such companies exceeds the aggregate of the amounts expended for maintenance and provided for depreciation, such excess will be deducted from net income. These provisions are not expected to impair our ability to pay dividends in the foreseeable future.

      Our Supplemental and Restated Trust Indenture dated May 1, 1988 (the “Restated Indenture”) amends and restates the Trust Indenture. The Restated Indenture will not become effective and operative until all First Mortgage Bonds of each series issued under the Trust Indenture prior to July 1989 have been retired or, subject to certain limitations, until the holders of the requisite principal amount of such First Mortgage Bonds shall have consented to the amendments contained in the Restated Indenture (the “Effective Date”). The Restated Indenture will replace the dividend restriction described in the preceding paragraph with the requirement that

•	the sum of: (i) all dividends and distributions on the common stock after the Effective Date (other than in common stock) and (ii) the net payments for common stock after the Effective Date (i.e., the amount, if any, by which the payments made for the purchase or other acquisition of our common stock after the Effective Date exceeds the considerations received by us after the Effective Date from the sale of common stock)

•	will not exceed the sum of (i) the retained earnings of the Company at the Effective Date, and (ii) an amount equal to the net income of the Company earned after the Effective Date, after deducting all preferred stock dividends after the Effective Date.

      In computing net income for the purpose of this amended covenant, we will deduct the amount, if any, by which, the actual expenditures or charges for ordinary repairs and maintenance and the charges for reserves, renewals, replacements, retirements, depreciation and depletion since one year before the Effective Date are less than 2.50% of our completed depreciable property.

Voting Rights

      The holders of shares of preferred stock of the $3.60 Series are entitled to three votes for each share held, and the holders of common stock and preferred stock of all other series are entitled to one vote for each share held on all matters submitted to a vote of our stockholders; provided that when dividends payable on the preferred stock of any series outstanding are in default in an amount equivalent to the amount payable thereon during the immediately preceding twelve-month period, and until such default has been remedied, the holders of shares of preferred stock, voting as a class and without regard to series, are entitled to elect the smallest number of directors necessary to constitute a majority of the Board of Directors and the holders of shares of common stock, voting as a class, are entitled to elect the remaining directors of the Company.

      The affirmative vote or consent of the holders of various specified percentages of preferred stock is required to effect certain changes in the capital structure of the Company and certain other transactions that might affect their rights. Except to the extent required by law, holders of common stock do not vote as a class in case of any modification of their rights.

Change of Control

      Our By-laws and the Minnesota Business Corporation Act, as amended (the “Minnesota BCA”), contain provisions that could discourage or make more difficult a change of control of the Company. Such provisions are designed to protect our shareholders against coercive, unfair or inadequate tender offers and other abusive takeover tactics and to encourage any person contemplating a business combination with the Company to negotiate with our Board of Directors for the fair and equitable treatment of all of our shareholders.

      Election of Directors.  In electing directors, shareholders may cumulate their votes in the manner provided in the Minnesota BCA. The Board of Directors is divided into three classes as nearly equal in number as possible with staggered terms of office so that only approximately one-third of the directors are elected at each annual meeting of shareholders. The existence of a classified Board along with cumulative voting rights may make it more difficult for a group owning a significant amount of the Company’s voting securities to effect a change in the majority of the Board than would be the case if cumulative voting did not exist.

      By-law Provisions.  Our By-laws require advance notice of the introduction by shareholders of business at annual or special meetings of shareholders of the Company. For any such proposal to be properly brought before an annual or special meeting, a shareholder must comply with the shareholder proposal requirements under the federal proxy rules or deliver a written notice to the Corporate Secretary not less than 20 days nor more than 90 days prior to the scheduled annual or special meeting, provided that if the date of such meeting is not disclosed at least 30 days in advance, a shareholder notice will be timely delivered if received by the close of business on the tenth day following the earlier of the day on which notice of the date of the scheduled meeting was mailed or the day on which public disclosure of the meeting date occurred. The required notice from a shareholder must contain (i) a description of the proposed business and the reasons for conducting such business, (ii) the name and address of each shareholder supporting the proposal as it appears on our books, (iii) the class and number of shares beneficially owned by each such shareholder, and (iv) a description of any financial or other interest or each such shareholder in the proposal.

      Minnesota BCA.  Section 302A.671 of the Minnesota BCA applies to potential acquirers of 20% or more of the Company’s voting shares. Section 302A.671 provides in substance that shares acquired by such acquirer will not have any voting rights unless (a) the acquisition is approved by (i) a majority of the voting power of all shares of the Company entitled to vote and (ii) a majority of the voting power of all shares of the Company entitled to vote excluding all shares owned by the acquirer or by any officer of the Company, or (b) the acquisition (i) is pursuant to an all-cash tender offer for all of the voting shares of the Company, (ii) results in the acquirer becoming the owner of at least a majority of the outstanding voting shares of the Company, and (iii) has been approved by a committee of disinterested directors.

      Section 302A.673 of the Minnesota BCA generally prohibits public Minnesota corporations, including the Company, from engaging in any business combination with a person or entity owning 10% or more of the Company’s voting shares for a period of four years after the date of the transaction in which such person or entity became a 10% shareholder unless the business combination or the acquisition resulting in 10% ownership was approved by a committee of disinterested directors prior to the date such person or entity became a 10% shareholder.

      Section 302A.675 of the Minnesota BCA provides in substance that a person or entity making a takeover offer (an “offeror”) for the Company is prohibited from acquiring any additional Company shares within two years following the last purchase of shares pursuant to a takeover offer with respect to that class unless (i) the acquisition is approved by a committee of disinterested directors before the purchase of any shares by the offeror pursuant to a takeover offer or (ii) shareholders of the Company are afforded, at the time of the acquisition, a reasonable opportunity to dispose of their shares to the offeror upon substantially equivalent terms as those provided in the earlier takeover offer.

Liquidation Rights

      In the event of liquidation, after the holders of all series of preferred stock have received $100 per share in the case of involuntary liquidation, and the then applicable redemption prices in the case of voluntary liquidation, plus in either case an amount equal to all accumulated and unpaid dividends, the holders of the common stock are entitled to the remaining assets.

Preemptive and Subscription Rights

      No holder of stock of the Company has the preemptive right to purchase or subscribe for any additional capital stock of the Company.

      Our common stock is listed on the New York Stock Exchange, the Chicago Stock Exchange and the Pacific Exchange. The Transfer Agent for the common stock is the Company and the Registrar is Norwest Bank Minnesota, N.A.

     You should rely only on the information contained or incorporated by reference in this prospectus. No one has been authorized to provide you with different information. You should not assume that the information contained in this prospectus is accurate as of any date other than the date on the front cover of the document. Securities are not being offered in any state or jurisdiction where the offer is not permitted.

PROSPECTUS

NSP LOGO

NORTHERN STATES

POWER COMPANY
(A Minnesota corporation)

Dividend Reinvestment and

Stock Purchase Plan

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

Set forth below is an estimate of the approximate amount of fees and expenses payable by the Registrant (other than underwriting discounts and commissions) in connection with the issuance and sale of the Common Stock (par value $2.50 per share) (the “Common Stock"):

Registration fee under the Securities Act of 1933, as amended	$9,174

State qualification fees and expenses	500

Printing	35,000

Accounting services	5,000

Legal fees to Company counsel	7,500

Miscellaneous, including telephone, stationery, postage and other out-of-pocket expenses	2,826

Total	$60,000

      All items are estimated except the first.

ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

Section 302A.521 of the Minnesota Statutes permits indemnification of officers and directors of domestic or foreign corporations under certain circumstances and subject to certain limitations. Pursuant to authorization contained in the Restated Articles of Incorporation, as amended, Article 4 of the Bylaws of the Company contains provisions for indemnification of its directors and officers consistent with the provisions of Section 302A.521 of the Minnesota Statutes. The Company’s Restated Articles of Incorporation also contain provisions limiting the liability of the Company’s directors in certain instances.

      The Company has obtained insurance policies indemnifying the Company and the Company’s directors and officers against certain civil liabilities and related expenses.

ITEM 16.  EXHIBITS

Certain Exhibits listed below were filed with the Securities and Exchange Commission as Exhibits to certain Registration Statements and Reports under the Exhibit number indicated after each such exhibit and are incorporated herein by this reference.

4.01	Restated Articles of Incorporation, as amended [filed as Exhibit 3.01 to the Registrant’s Quarterly Report on Form 10-Q (file no. 1-3034) for the quarter ended March 31, 1999 and incorporated by reference herein].
4.02	By-laws [filed as Exhibit 3.01 to the Registrant’s Quarterly Report on Form 10-Q (file no. 1-3034) for the quarter ended June 30, 1999 and incorporated by reference herein].
5.01	Opinion of Gary R. Johnson as to legality of the Common Stock being registered.
23.01	Consent of Independent Accountants.
23.02	Independent Auditors’ Consent.
23.03	Consent of Legal Counsel (see Item 5.01).
24.01	Power of Attorney.
99.01	Proxy Statement dated May 19, 1999 [filed with the Commission (file no. 1-3034) and incorporated by reference herein].

ITEM 17.  UNDERTAKINGS.

The undersigned Registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement: (i) to include any prospectus required by section 10(a)(3) of the Securities Act of 1933; (ii) to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represented no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and (iii) to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement; provided, however, that clauses (i) and (ii) above do not apply if the registration statement is on Form S-3 or Form S-8, and the information required to be included in a post-effective amendment by those clauses is contained in periodic reports filed by the registrant pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and where applicable, each filing of an employee benefit plan’s annual report pursuant to section 15(d) of the Securities Exchange Act of 1934), that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions described under Item 15 above, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

SIGNATURE

      Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant certifies that it has reasonable grounds to believe that it meets all the requirements of filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Minneapolis, and State of Minnesota, on the 22nd day of November, 1999.

NORTHERN STATES POWER COMPANY

By:	/s/

E. J. McIntyre
Vice President and Chief Financial Officer

     Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

* /s/ James J. Howard	Principal Executive Officer and Director	November 22, 1999

* /s/ Edward J. McIntyre	Principal Financial Officer	November 22, 1999

* /s/ Roger D. Sandeen	Principal Accounting Officer	November 22, 1999

* /s/ H. Lyman Bretting	Director	November 22, 1999

* /s/ David A. Christensen	Director	November 22, 1999

* /s/ W. John Driscoll	Director	November 22, 1999

* /s/ Giannantonio Ferrari	Director	November 22, 1999

* /s/ Douglas W. Leatherdale	Director	November 22, 1999

* /s/ Margaret R. Preska	Director	November 22, 1999

* /s/ A. Patricia Sampson	Director	November 22, 1999

* /s/ Allan L. Schuman	Director	November 22, 1999

*By: /s/ E. J. McIntyre (attorney-in-fact)		November 22, 1999

EXHIBIT INDEX

Exhibit No.	Description

4.01	Restated Articles of Incorporation, as amended [filed as Exhibit 3.01 to the Registrant’s Quarterly Report on Form 10-Q (file no. 1-3034) for the quarter ended March 31, 1999 and incorporated by reference herein].
4.02	By-laws [filed as Exhibit 3.01 to the Registrant’s Quarterly Report on Form 10-Q (file no. 1-3034) for the quarter ended June 30, 1999 and incorporated by reference herein].
5.01	Opinion of Gary R. Johnson as to legality of the Common Stock being registered.
23.01	Independent Auditors’ Consent.
23.02	Independent Auditors’ Consent.
23.03	Consent of Legal Counsel (see Item 5.01).
24.01	Power of Attorney.
99.01	Proxy Statement dated May 19, 1999 [filed with the Commission (file no. 1-3034) and incorporated by reference herein].